Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601

April 2, 2015

VIA EDGAR

Mr. Tom Kluck

Branch Chief

Division of Corporation Finance

US Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-6010

Re:	Mattersight Corporation
Registration Statement on Form S-3
Filed on March 13, 2015
File No. 333-202744

Dear Mr. Kluck:

Set forth below is the response of the Company to the Staff’s comment contained in the Staff’s letter to the Company, dated March 30, 2015, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein.

Comment No. 1

1.

We note that you incorporate by reference your Annual Report filed on Form 10-K for the year ended December 31, 2014. However, the 10-K incorporates information from the company’s proxy which has not yet been filed. Please note that we will not be in a position to declare your filing effective until such time as the complete disclosure required by Form 10-K has been filed. Thus, please either amend the 10-K to include Part III or file the proxy. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.01, which can be found on our website, for guidance.

Response:

We advise the Staff that the Company filed its proxy on April 2, 2015. Accordingly, per the incorporation by reference provisions of the 10-K and S-3, the complete disclosure required by Form 10-K is now incorporated by reference.

Mr. Tom Kluck

April 2, 2015

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the responses in this letter, please call me at (312) 558-6061.

Respectfully submitted,

/s/ Arlene K. Lim

Arlene K. Lim

cc:	Christine R. Carsen
Steven J. Gavin